CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES COMPLETION OF THE EXTENSION PERIOD TO ACQUIRE
ALL ISSUED AND OUTSTANDING SHARES OF LARICINA ENERGY LTD.
CALGARY, ALBERTA – SEPTEMBER 26, 2018 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural" or the "Company") announces that Canadian Natural's offer to acquire all of the issued and outstanding common shares (the “Laricina Shares") of Laricina Energy Ltd. (“Laricina”) for $0.0815 per Laricina Share by way of a take-over bid (the "Offer"), as extended on September 13, 2018 for the mandatory 10-day extension period, expired at 11:59 p.m. (Mountain Daylight Time) on September 24, 2018.
Since Canadian Natural's initial take up of 568,724,430 Laricina Shares on September 13, 2018, Computershare Investor Services Inc., the depositary, has reported that as at 11:59 p.m. (Mountain Daylight Time) on September 24, 2018, an additional 3,594,872 Laricina Shares (the "Additional Shares") were validly deposited under the Offer and not withdrawn. Canadian Natural has taken up and accepted for payment all such Additional Shares and payment for such Additional Shares will be made as soon as practicable, and in any event not later than September 27, 2018. If Additional Shares were tendered through brokers or financial intermediaries, holders of such Additional Shares will receive payment for their Additional Shares through their broker or financial intermediary.
With the take up of the Laricina Shares on September 13, 2018 and the Additional Shares, Canadian Natural will have acquired an aggregate of 572,319,302 Laricina Shares pursuant to the Offer, being all of the Laricina Shares validly deposited pursuant to the Offer, representing approximately 99.3% of the Laricina Shares.
Canadian Natural has notified Laricina that it intends to carry out a compulsory acquisition of all the remaining issued and outstanding Laricina Shares that are not currently owned by Canadian Natural following completion of the Offer (the "Compulsory Acquisition") pursuant to Part 16 of the Business Corporations Act (Alberta) (the “Act”). Under the terms of the Compulsory Acquisition, and subject to the provisions of the Act, the holders of the remaining Laricina Shares not currently owned by Canadian Natural will be entitled to receive the same consideration per Laricina Share as paid under the Offer, being $0.0815 in cash.
A notice of Compulsory Acquisition will be sent by Canadian Natural to the remaining holders of Laricina Shares concerning, amongst other things, the process and schedule for completion of the Compulsory Acquisition and the associated actions that remaining holders of Laricina Shares are required to take.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
Executive Vice-Chairman
TIM S. MCKAY
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Vice-President, Finance – Capital Markets
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com